TRANSGLOBE ENERGY CORPORATION ANNOUNCES
AN OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 21, 2017 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operational update. All dollar values are expressed in US dollars unless otherwise stated.
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
North West Gharib, Arab Republic of Egypt (100% working interest, operated)
The Company is pleased to provide an update on the NWG exploration and development activities.
NWG 38 – Red Bed Discovery now on production
NWG 38 was completed and placed on production in mid-January at an initial pumping rate of ~750 Bopd. NWG 38 is located on a separate Red Bed structure approximately 1.4 kilometers east of NWG 3 which was placed on production in late December at a flowing rate of ~1,000 Bopd from the Red Bed formation. NWG 38 is pipeline connected to the NWG 3 early production facility (“EPF”) where the oil is gathered and subsequently trucked to the Company’s West Bakr oil terminal at K station. The Company’s entitlement oil from NWG is lifted and sold with the Company’s West Gharib and West Bakr entitlement oil as part of the Ras Gharib blend.
The NWG 38 discovery well was drilled in August of 2016 and encountered a thick (98 foot) Red Bed section with approximately 40 net feet of oil pay in a sandy/conglomerate sequence. The NWG 38 discovery was included in the initial NWG development lease (“NWG DL #1”) application which included the NWG 3 and NWG 16 discoveries. The NWG DL #1 was approved in December of 2016 and covers approximately 18 square kilometers.
The NWG 3 well was placed on production in late December 2016 at a flowing rate of ~1,000 Bopd from an estimated 42 feet of net Red Bed oil pay with approximately 25 feet of high quality sandstone. Based on internal estimates of subsequent flow and down hole build-up data (which measured a stabilized drawdown of 5.5% at the perforations while flowing 1,000 Bopd), it is expected that NWG 3 will be produced in the 1,500 to 2,000 Bopd range when equipped with a down hole pump later this year.
The Company has analyzed the NWG 3 and NWG 38 discoveries along with the analogous Red Bed production from the Company’s East Arta and Arta fields located 3 and 13 kilometers to the south, respectively, to estimate potential development well performance. For planning purposes, the Company has modeled a typical Red Bed oil development well at a cost of $700k per well with an IP30 of 800 Bopd and an EUR of 800 Mbbls/well for the northern NWG area, which is similar to the NWG 38 well. The economics of a Red Bed development well are very positive with a finding and development ("F&D") cost of less than $1.00/Bbl.
Future NWG Exploration & Development Plans
Currently the Company has two drilling rigs active on NWG.
The first rig is drilling NWG 27 1A which is an appraisal well to the NWG 27 discovery well which encountered a thick (215 feet) Red Bed section with approximately 55 feet of net oil pay above the oil water contact in a 90 foot conglomerate sequence which overlays a 125 foot high quality sandstone. NWG 27 1A is targeting the Red Bed in a structurally higher position above the oil water contact in NWG 27. The NWG 27 discovery is approximately 2.7 kilometers north of NWG 3.
The Company has received access approvals for an additional 28 well locations in the northern NWG area which could be drilled during 2017/18 depending on additional exploration/appraisal results. NWG 27-1A is the first of eight budgeted (2017 firm and contingent) Red Bed appraisal/development wells planned for the area in 2017. Following the NWG 27 1A well the rig is scheduled to return to exploration drilling, with three additional Red Bed exploration wells planned in the area to the east of NWG 27.
The second drilling rig is currently drilling the NWG 28 exploration well targeting a Rudeis/Asl prospect in the southern portion of the NWG concession, approximately 4.3 kilometers south east of the West Bakr K field.
South West Gharib, Arab Republic of Egypt (100% working interest, operated)
Subsequent to the January 30, 2017 update, the Company drilled SWG 4 which was plugged and abandoned. SWG 4 was drilled to a total depth of 7,145 feet targeting Pre-rift Matulla/Raha/Nubia clastic structures which were wet. The Company has met its phase 1 exploration commitments for the concession and will relinquish the concession at the end of phase 1 (May 7, 2017).
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling and completion plans, including, the Company's belief that NWG 3 will eventually be equipped with a downhole pump; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional exploration/appraisal wells, including the anticipated number of locations and the timing of drilling thereof; the timing of rig mobilization and drilling activity; TransGlobe's plans to relinquish the South West Gharib concession; TransGlobe's plans to complete its exploration drilling program; estimated well costs; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters. In addition, statements relating to "reserves" or "resources" are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources described exist in the quantities predicted or estimated and that the reserves or resources can be profitably produced in the future.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Further, this press release includes estimates of pay thickness in the Red Bed oil discovery (targeting medium/heavy crude oil), which are considered to be anticipated results or information that indicate the potential value or quantities of resources under NI 51-101. Such estimates have been prepared by management of TransGlobe and have not been prepared or reviewed by an independent qualified reserves evaluator or auditor. The risks associated with these estimates include, but are not limited to, the risk that TransGlobe's exploration and development drilling and related activities may provide different results; the risk that TransGlobe may encounter unexpected drilling results; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas; delays in anticipated timing of drilling and completion of wells; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and the risk that if any resources are discovered that it will not be commercially viable to produce any portion thereof. There is no certainty that TransGlobe will achieve the estimated results from the Red Bed oil discovery or that any portion of the resources will be discovered. If discovered, there is also no certainty that it will be commercially viable to produce any portion of the resources.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

This press release contains certain oil and gas metrics, including well development cost, F&D cost and EUR, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. A summary of the calculations of such metrics are as follows:

•	Well development cost is calculated as the estimated cost to drill, case, complete and equip a Red Bed development well for production.

•
F&D costs are calculated as the estimated cost to drill, case, complete and equip a Red Bed development well for production divided by the EUR (“Estimated ultimate recovery”) barrels for a typical Red Bed well for the area.

•
EUR is calculated as estimated ultimate recovery of oil from a typical Red Bed oil well in the area. EUR was determined internally by the Company by a non-independent qualified reserves evaluator incorporating current well results and historical Red Bed well performance from the Company’s analogous Red Bed pools in the nearby Arta and East Arta area.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com